Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

07026029

To: Business Editor

1st August 2007

For immediate release

Jardine Lloyd Thompson Group plc
Unaudited Interim Results for the Six Months to 30th June 2007

The following announcement was issued today by the Company's 31%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

JARDINE LLOYD THOMPSON
Group plc

1st August 2007

JARDINE LLOYD THOMPSON GROUP plc

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2007

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces interim results for the six months ended 30th June 2007.

Financial Summary	**6 months to 30th June**		
	2007 £m	**2006** £m**	**Change**
• Fees and commissions	244.7	243.6	+0.5%
• Underlying trading profit	40.4	36.8	+9.7%
• Profit before tax	76.6	46.9	+63.3%
• Underlying profit before tax *	51.1	45.5	+12.4%
• Diluted Earnings per share	28.4p	14.8p	+91.9%
• Underlying diluted Earnings per share *	16.0p	14.0p	+14.3%
• Interim dividend per share (unchanged)	8.5p	8.5p	

* *"Underlying" is before exceptional items*

** *The comparative figures for first half 2006 have been restated on a continuing operations basis except for diluted earnings per share.*

Highlights

- Marginal increase in Group turnover despite challenging trading conditions, 3% ahead at constant rates of exchange.
- Underlying trading profit up 10%, reflecting cost savings
- Trading margin improved to 17%, up 2%
- Good results from Risk & Insurance with a trading margin of 21%, up 2%
- Employee Benefits turnover up 5% with a trading margin of 17%, up 1%
- Exceptional gain from the SIACI transaction of £29.7m

Dominic Burke, Chief Executive, commented:

"After a positive first half performance, we anticipate that the results in the second half will be impacted by the deteriorating market conditions and the weaker US dollar. However, we still expect JLT to show overall progress in its financial performance in 2007 compared to 2006. We will continue to build on the foundations we have laid and our clear strategy to build revenues through greater international collaboration, better penetration and growth through bolt-on acquisitions."

Enquiries:

Paul Dransfield, Head of Group Corporate Communications	Jardine Lloyd Thompson Group	020 7528 4933
James Murgatroyd/Amanda Lee	Finsbury Group	020 7251 3801

A presentation to investors and analysts will take place at 9.00am today at 6 Crutched Friars, London EC3N 2PH. A webcast of the presentation can be viewed on the Group's website www.jltgroup.com later today.

FULL RELEASE FOLLOWS:

CHAIRMAN'S STATEMENT

OVERVIEW

Against a background of increasingly challenging insurance market conditions and further weakening of the US dollar, JLT achieved a satisfactory improvement in underlying performance for the first six months of 2007.

PERFORMANCE

Turnover for the period was £244.7 million, marginally ahead of the prior year although 3% ahead at constant rates of exchange.

Profit before tax was £76.6 million compared to a restated £46.9 million in 2006. This includes an exceptional gain of £29.7 million arising on the completion of the merger of French associate SIACI with Assurances et Conseils Saint-Honoré (ACSH), partly offset by exceptional restructuring costs of £4.1 million.

Underlying trading profit before exceptional items was £40.4 million, 10% ahead of the same period in 2006 or 18% at constant rates of exchange. The underlying trading margin improved to 17% from 15% in the prior year. Investment income for the period increased £2.5 million to £11.2 million.

Underlying profit before tax and exceptional items was £51.1 million, 12% ahead of the prior year or 21% ahead at constant rates. This reflects, in part, the benefits of the London Market restructuring undertaken in the second half of 2006 and completed in the first half of 2007 and the better alignment of our costs with revenues.

The Board has declared an unchanged interim dividend of 8.5p per share to be paid on 8th October 2007 to shareholders on the register on 7th September 2007.

OPERATIONAL REVIEW

Risk & Insurance

Turnover for the period grew by 1% to £204.4 million, or 4% at constant rates of exchange. Underlying trading profit was £42.5 million, up 10%, producing an underlying trading margin of 21%, compared to 19% for the same period in 2006.

Insurance market conditions have continued to remain very challenging with further substantial rate softening across all areas and intense competition for market share.

JLT's Risk & Insurance operations comprise two discrete groups, our predominantly retail operations in the UK and overseas and our specialist risk & insurance businesses which are largely London based.

Retail - UK & Overseas

Turnover for our retail operations in the UK and overseas grew by 1% to £94.6 million, or 5% at constant rates of exchange, producing a trading margin of 19% compared to 21% in 2006.

Australia and New Zealand continued to perform well with a 5% growth in turnover to £33.6 million and producing a trading margin of 30%, down 1% on 2006.

Asia's turnover increased by 1% to £17.1 million, or 9% at constant rates of exchange, producing a trading margin of 25%, up 2% over the same period in 2006.

In the UK and Europe, turnover declined 1% to £25.5 million, while the trading margin for the period reduced to 8% from 16%. This was due to a combination of the rating environment, income phasing and the inclusion in the second quarter of former European operations of SIACI in Poland, Italy and Spain. It is anticipated that the trading margin for this business will recover significantly in the second half of the year.

In Canada, turnover was down 1% at £8.6 million, although 9% ahead at constant rates of exchange, and we expect to see this stronger underlying performance continue for the remainder of the year.

Revenue for our operations in Latin America declined 5% to £8.1 million, unchanged at constant rates of exchange, reflecting tough trading conditions.

Our Insurance Management operations produced revenue of £1.7 million for the period, an increase of 10% over the prior year.

Following the completion of the merger of JLT's French associate SIACI with ASCH, JLT has become a 20% shareholder in a newly formed holding company of those businesses, Newstone Courtage. As part of this transaction, JLT increased its direct shareholdings in SIACI's businesses in Italy and Poland by 40% and 20% respectively to 70% and acquired a 62% shareholding in SIACI's business in Spain. The contribution to profit from Newstone was £1.7 million. The contribution from SIACI (formerly 32% owned) for the same period in 2006 was £2.5 million.

London Market Specialist Businesses

Our London Market businesses recorded turnover of £109.8 million, unchanged on the prior year, although 3% ahead at constant rates of exchange, while the trading margin improved from 17% to 23% (24% at constant rates of exchange).

In Jardine Lloyd Thompson Limited ("JLTL"), turnover was £61.0 million, up 7% or 9% at constant rates of exchange, producing a trading margin of 22%, compared to 10% for the corresponding period in 2006. This was a good result in the current trading climate, reflecting strong performances from the construction, power and energy areas and the benefit of work undertaken to better align the cost base of the business with its revenues.

Revenues generated in the first half of the year have become proportionately more significant than in prior years and it is also important to bear in mind that the first half of 2007 benefited from the restructuring of JLTL whereas the comparable period in 2006 did not. These factors, together with a weak dollar and competitive rating environment, would suggest a degree of caution when projecting the results for the year as a whole. Nevertheless, this does not alter our previously advised target of a 15% margin for JLTL by the end of 2008 and it is currently our belief that we should be able to substantially move towards this goal in 2007.

Turnover in Lloyd & Partners Limited was £22.6 million, 5% behind the corresponding period in 2006, unchanged at constant rates of exchange, with a trading margin of 22% compared to 28% in the prior year. The London operation of Lloyd & Partners performed well in the first half, while the Bermuda operation was particularly impacted by the adverse rating environment and the loss of business to the US domestic market. Lloyd & Partners continues to be well positioned to provide access to the London and Bermudian insurance markets for the independent US retail brokers.

Turnover for JLTRe was £26.2 million, down 8% on the same period in 2006, or 6% at constant rates of exchange, but the trading margin improved from 22% to 23%. This performance reflects the challenging rating environment and higher retentions by clients in addition to reduced income arising from the merger of two of its largest clients. Whilst this business is marginally behind our financial expectations at the half year, progress is being made and we remain positive about its prospects for the future.

Employee Benefits

Turnover for the Employee Benefits Division was £39.6 million, an increase of 5% over the prior year. Trading profit was £6.6 million, up 12% with an improved trading margin of 17%, an increase of 1% over the same period in 2006.

This was a very satisfactory result achieved against a background of a more challenging trading environment in 2007 as a result of the reduced spending of trustees and sponsoring employers of their pensions schemes following the high activity levels arising from the regulatory and legal changes which were effective in 2006. JLT's Employee Benefits business continues to make progress and adapt to the changing environment by developing and enhancing its pensions advisory and administration product offerings while continuing to focus on operational and cost efficiency. Good new business wins were achieved in the first half of 2007.

CORPORATE DEVELOPMENTS

During the first half of the year we have continued to build for the future with a number of initiatives, improved collaboration across the Group and bolt-on acquisitions.

In June, JLT completed the acquisition of Pavilion Insurance Network, a leader in the provision of specialist affinity type insurance sold and transacted wholly on line. This provides JLT with a new distribution channel, access to affinity groups and the potential to develop the capability internationally as well as in the UK.

In July we announced the acquisition of Park, a Bermudian broker with particular strength in financial & professional lines. This will combine with our existing operation in Bermuda to create JLT Park as the largest broker on the Island dedicated to meeting the needs of independent brokers.

Also in July, JLT Employee Benefits acquired Portland Pensions, a specialist pensions administration business, to build on JLT's existing strength as a leading third party administrator.

We have also expanded our Employee Benefits business internationally with the formation of JLT Private Clients which provides life assurance services to the very fast growing wealth management market in Singapore and Hong Kong.

We estimate that these bolt-on acquisitions will generate aggregate annualised revenues for the Group in the region of approximately £9.0 million.

We have restructured our captive management operations as an international practice, now trading as JLT Insurance Management and we are continuing to invest in this area.

Earlier in the year, we announced the establishment of a joint venture with ICAP plc to operate in areas where the market for insurance, financial derivatives and securities are converging and work continues to explore the opportunities in this area.

OUTLOOK

In March we stated that we did not anticipate any change in the then tough market conditions for the foreseeable future and our view was that the weak dollar would continue to hamper our progress.

Since then, insurance market conditions have continued to deteriorate, the US dollar has continued to weaken and competition amongst brokers has intensified. These factors will therefore potentially have a greater adverse impact on JLT's results for the full year than was anticipated in March. However, the benefits of the actions taken over the past 18 months are emerging and we expect they will go some way to offset the negative effects of the weaker dollar and tougher market conditions.

In March, it was anticipated that JLT would show further progress in its financial performance in 2007 compared to 2006 and, notwithstanding the adverse factors noted above, this remains our view.

We will continue to build on the foundations we have laid and our clear strategy to build revenues through greater international collaboration, better penetration and growth through bolt-on acquisitions.

Geoffrey Howe

1st August 2007

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
Unaudited results for the six months ended 30th June 2007

	Notes	6 months to 30th June 2007 £'000	Restated 6 months to 30th June 2006 £'000
Fees and commissions	3	**244,734**	243,601
Investment income		**11,191**	8,670
Salaries and associated expenses		**(147,471)**	(149,936)
Premises		**(15,637)**	(14,349)
Other operating costs		**(11,649)**	(37,062)
Depreciation, amortisation and impairment charges	4	**(4,236)**	(4,191)
Operating Profit	3, 4	**76,932**	46,733
Analysed as:			
Operating profit before exceptional items & impairment charges		**51,372**	45,258
Gain on disposal of investment in associate	4,18	**29,700**	-
Group reorganisation and rationalisation costs	4	**(4,140)**	(1,979)
Other non-recurring items	4	**-**	3,454
Operating Profit		**76,932**	46,733
Finance costs		**(2,025)**	(2,348)
Share of results of associates after tax and minority interests		**1,742**	2,545
Profit before taxation	3	**76,649**	46,930
Income tax expense	5	**(14,775)**	(15,173)
Profit for the period from continuing operations	3	**61,874**	31,757
Discontinued operations:			
Profit for the period from discontinued operations		**-**	1,097
Profit for the period	3	**61,874**	32,854
Attributable to:			
Shareholders of the Company		**61,231**	31,928
Minority interests		**643**	926
		61,874	32,854
Earnings per share	7		
Basic		**28.5p**	14.8p
Basic - continuing operations		**28.5p**	14.3p
Diluted		**28.4p**	14.8p
Diluted - continuing operations		**28.4p**	14.3p
Dividends per share	6	**8.5p**	8.5p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2007

	Note	As at 30th June 2007 £'000	As at 30th June 2006 £'000	As at 31st December 2006 £'000
NET OPERATING ASSETS				
Non-current assets				
Goodwill		**152,510**	197,766	144,281
Intangible assets		**11,867**	17,537	11,338
Property, plant and equipment		**23,905**	26,908	22,753
Investment in associates		**26,880**	9,864	9,009
Available-for-sale financial assets	8	**6,304**	9,860	6,643
Derivative financial instruments	9	**948**	1,409	1,956
Employee benefit trusts		**1,848**	2,707	2,371
Deferred tax assets		**31,471**	71,308	46,359
		255,733	337,359	244,710
Current assets				
Trade and other receivables	10	**184,284**	179,980	137,835
Current tax assets		**2,212**	-	-
Derivative financial instruments	9	**6,644**	1,825	7,187
Available-for-sale financial assets	8	**8,661**	13,458	9,069
Cash and cash equivalents	11	**361,988**	630,452	350,339
		563,789	825,715	504,430
Current liabilities				
Borrowings		**(2,784)**	(81,162)	(423)
Trade and other payables	12	**(444,366)**	(531,520)	(410,678)
Derivative financial instruments	9	**(939)**	(5)	-
Current tax liabilities		**-**	(15,860)	(302)
Provisions for liabilities and charges	14	**(29,979)**	(48,116)	(35,501)
		(478,068)	(676,663)	(446,904)
Net current assets		**85,721**	149,052	57,526
Non-current liabilities				
Borrowings		**(66,842)**	(150,558)	(20,802)
Derivative financial instruments	9	**(188)**	(1,664)	(995)
Deferred tax liabilities		**(9,562)**	(16,218)	(7,300)
Retirement benefit obligations	13	**(36,911)**	(151,594)	(99,815)
Provisions for liabilities and charges	14	**(7,364)**	(6,411)	(7,692)
		(120,867)	(326,445)	(136,604)
		220,587	159,966	165,632
TOTAL EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary shares		**10,661**	10,619	10,634
Share premium		**76,538**	73,513	74,568
Fair value & hedging reserves		**5,301**	2,526	6,998
Exchange reserves		**(3,330)**	(1,979)	(4,070)
Retained earnings		**127,726**	70,588	73,140
Shareholders' equity	15	**216,896**	155,267	161,270
Minority interest		**3,691**	4,699	4,362
		220,587	159,966	165,632

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
Unaudited results for the six months ended 30th June 2007

	6 months to 30th June 2007 £'000	6 months to 30th June 2006 £'000
Actuarial gains recognised in post retirement benefit schemes	**29,619**	-
Taxation thereon	**(9,040)**	-
	20,579	-
Fair value gains/(losses) net of tax		
- available-for-sale	**(496)**	(1,627)
- cashflow hedges	**(1,201)**	3,720
Currency translation differences	**740**	(8,208)
Net losses recognised directly in shareholders' equity	**19,622**	(6,115)
Net profit	**61,874**	32,854
Total recognised income and expense for the period	**81,496**	26,739
Attributable to:		
Shareholders of the Company	**80,853**	25,813
Minority interests	**643**	926
	81,496	26,739

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
Unaudited results for the six months ended 30th June 2007

	Notes	6 months to 30th June 2007 £'000	6 months to 30th June 2006 £'000
Cash flows from operating activities			
Cash generated from operations	17	(32,298)	18,203
Interest paid		(1,509)	(1,824)
Fair value gains on financial instruments		76	-
Interest received		9,670	8,606
Taxation paid		(8,424)	(4,240)
Increase in net insurance broking creditors		30,322	117,249
Net cash from operating activities		(2,163)	137,994
Cash flows from investing activities			
Purchase of property, plant and equipment		(3,595)	(3,131)
Purchase of intangible fixed assets		(4,321)	(3,155)
Disposal of property, plant and equipment		295	640
Disposal of intangible fixed assets		565	-
Acquisition of businesses, (net of cash acquired)	18	(7,707)	(1,178)
Disposal of business, (net of cash disposed of)	18	15,953	-
Issue of shares to minority shareholders in subsidiary undertakings		-	703
Purchase of other investments		(226)	-
Disposal of other investments		55	13
Net cash used in investing activities		1,019	(6,108)
Cash flows from financing activities			
Equity dividend paid		(25,493)	(25,379)
Net cash flows from investments and deposits		601	49,824
Purchase of investments by Employee Benefit Trust		(4,827)	(509)
Issue of ordinary shares		1,997	147
Net increase in borrowings		41,680	176,165
Dividend paid to minority shareholding		(1,549)	(231)
Net cash from financing activities		12,409	200,017
Effects of exchange rate changes		384	(1,849)
Net increase in cash and cash equivalents		11,649	330,054
Cash and cash equivalents at beginning of year		350,339	300,398
Cash and cash equivalents at end of the period		361,988	630,452

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2007

Accounting Policies

1. Basis of accounting

The financial statements for the six months ended 30th June 2007 have been prepared in accordance with the unadjusted Listing Rules of the Financial Services Authority. The Group has not fully adopted IAS34 (Interim Financial Reporting) in the preparation of these financial statements.

The unaudited results for the six months ended 30th June 2007 have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments and using the accounting policies adopted in respect of the year ended 31st December 2006 which comply with International Financial Reporting Standards (IFRS).

The financial information for the year ended 31st December 2006 relating to the Group set out above has been extracted from the full audited accounts of the Company for that period. Such financial information does not constitute statutory accounts of the Company for that period within the meaning of section 240 of the Companies Act 1985.

Consolidated statutory accounts for the Company for that period, upon which the auditors have given an unqualified report and which did not contain any statement under section 237 of the Act, have been delivered to the Registrar of Companies.

Full details of the audited accounts and accounting policies for the year ended 31st December 2006 are available at www.jltgroup.com.

2. Alternative Income Statement

The format of the consolidated income statement on page 7 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	6 months to 30th June 2007			
	Underlying profit £'000	**Reclassification £'000**	**Exceptional items £'000**	**Total £'000**
Fees and commissions	**244,734**	-	-	**244,734**
Salaries and associated expenses	**(143,796)**	-	(3,675)	**(147,471)**
Premises	**(15,403)**	-	(234)	**(15,637)**
Other operating costs	**(41,120)**	2	29,469	**(11,649)**
Depreciation, amortisation and impairment charges	**(4,018)**	(218)	-	**(4,236)**
Trading profit	**40,397**	(216)	25,560	**65,741**
Investment income	**11,191**	-	-	**11,191**
Finance costs	**(2,025)**	-	-	**(2,025)**
Share of results of associates after tax and minority interests	**1,742**	-	-	**1,742**
Profit on disposal of fixed asset investments	**2**	(2)	-	-
Amortisation of other intangibles	**(218)**	218	-	-
Profit before taxation	**51,089**	-	25,560	**76,649**

	6 months to 30th June 2006			
	Underlying profit £'000	Reclassification £'000	Exceptional items £'000	Total £'000
Fees and commissions	243,601	-	-	243,601
Salaries and associated expenses	(148,682)	-	(1,254)	(149,936)
Premises	(14,349)	-	-	(14,349)
Other operating costs	(39,791)	-	2,729	(37,062)
Depreciation, amortisation and impairment charges	(3,939)	(252)	-	(4,191)
Trading profit	36,840	(252)	1,475	38,063
Investment income	8,670	-	-	8,670
Finance costs	(2,348)	-	-	(2,348)
Share of results of associates after tax and minority interests	2,545	-	-	2,545
Amortisation of other intangibles	(252)	252	-	-
Profit before taxation	45,455	-	1,475	46,930
Discontinued operations				
Profit for the period from discontinued operations	1,621	-	-	1,621
Total	47,076	-	1,475	48,551

2. Alternative Income Statement cont'd

Discontinued operations in the consolidated income statement on page 7 are required to be stated after Income Tax whereas for the purposes of the Alternative Income Statement they have been stated before Income Tax.

The table below provides a reconciliation between both sets of figures.

	Year 31st December 2006		
	Before tax £'000	Tax £'000	After tax £'000
Discontinued operations			
Profit for the period from discontinued operations	1,621	(524)	1,097
Total	1,621	(524)	1,097

Segment information - primary reporting format reconciliation

6 months to 30th June 2007	**Risk & Insurance £'000**	**Employee Benefits £'000**	**Head Office & Other £'000**	**Unallocated £'000**	**Total £'000**
Underlying trading profit	42,501	6,584	(8,688)	-	40,397
Profit on disposal of fixed asset investments	2	-	-	-	2
Amortisation of other intangibles	(91)	(127)	-	-	(218)
Exceptional items	(6,584)	(232)	32,376	-	25,560
Segment result	**35,828**	**6,225**	**23,688**	**-**	**65,741**
Investment income	-	-	-	11,191	11,191
Operating profit	**35,828**	**6,225**	**23,688**	**11,191**	**76,932**

Continuing operations 6 months to 30th June 2006	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Total £'000
Underlying trading profit	38,608	5,890	(7,658)	-	36,840
Amortisation of other intangibles	(160)	(92)	-	-	252
Exceptional items	(1,317)	(198)	2,990	-	1,475
Segment result	37,131	5,600	(4,668)	-	38,063
Investment income	-	-	-	8,670	8,670
Operating profit	37,131	5,600	(4,668)	8,670	46,733
Discontinued operations	1,621	-	-	-	1,621
Total	38,752	5,600	(4,668)	8,670	48,354

3. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into three main segments: Risk & Insurance, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information.

The Risk & Insurance segment comprises JLT's worldwide insurance, reinsurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing and employee benefits consultancy and US Group marketing activities. The Head Office & Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies and the Group's investment in Newstone Courtage, the holding company of SIACI (see below).

Segment results
In accordance with IAS 14, segment results include the net income or expense derived from the trading activities of the segment. Investment income and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- trade and other receivables,

It excludes any interest bearing assets (e.g. cash and investments & deposits).

Segment liabilities include:
- trade and other payables,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (e.g. borrowings) as well as income & deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

Investments in associates: as explained in note 18, following the merger of the Group's French associate SIACI SA with Assurances et Conseils Saint-Honore the Group disposed of its shareholding in Courcelles Participations (the holding company for SIACI SA) in exchange for cash and a 20% shareholding in the new holding company of the merged entity, Newstone Courtage. For the purposes of this segmental analysis the Group's share of net profit from both Courcelles and Newstone during the period as well as the net investment in Newstone at 30th June 2007 are shown separately in conjunction with data from the "Head Office & Other" segment. Group companies also own a number of small associates in Australia and Asia, which are included in the "Risk & Insurance" segment.

Capital expenditure comprises additions to Property, plant and equipment and Intangible assets, including additions resulting from acquisitions through business combinations.

3. Segment Information cont'd

6 months to 30th June 2007	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Continuing Operations £'000	Discontinued Operations £'000	Total £'000
Fees and commissions	204,401	39,579	754	-	244,734	-	244,734
Segment result	35,828	6,225	23,688	-	65,741	-	65,741
Investment income	-	-	-	11,191	11,191	-	11,191
Operating profit	35,828	6,225	23,688	11,191	76,932	-	76,932
Finance costs	-	-	-	(2,025)	(2,025)	-	(2,025)
Share of results of associates after tax & MI	2	-	1,740	-	1,742	-	1,742
Profit before taxation	**35,830**	**6,225**	**25,428**	**9,166**	**76,649**	**-**	**76,649**
Income tax expense	-	-	-	(14,775)	(14,775)	-	(14,775)
Minority interests	-	-	-	(643)	(643)	-	(643)
Net profit	**35,830**	**6,225**	**25,428**	**(6,252)**	**61,231**	**-**	**61,231**
Segment assets	283,871	60,797	36,413	-	381,081	-	381,081
Associates	2,538	-	24,342	-	26,880	-	26,880
Unallocated assets	-	-	-	411,561	411,561	-	411,561
Total assets	**286,409**	**60,797**	**60,755**	**411,561**	**819,522**	**-**	**819,522**
Segment liabilities	(414,268)	(14,826)	(89,408)	-	(518,502)	-	(518,502)
Unallocated liabilities	-	-	-	(80,433)	(80,433)	-	(80,433)
Total liabilities	**(414,268)**	**(14,826)**	**(89,408)**	**(80,433)**	**(598,935)**	**-**	**(598,935)**
Other segment items							
Capital expenditure	8,395	263	1,278	-	9,936	-	9,936
Depreciation, amortisation and impairment	(2,282)	(483)	(1,471)	-	(4,236)	-	(4,236)

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2007

3. Segment Information cont'd

6 months to 30th June 2006	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Continuing Operations £'000	Discontinued Operations £'000	Total £'000
Fees and commissions	202,979	37,533	3,089	-	243,601	16,776	260,377
Segment result	37,131	5,600	(4,668)	-	38,063	1,464	39,527
Investment income	-	-	-	8,670	8,670	209	8,879
Operating profit	37,131	5,600	(4,668)	8,670	46,733	1,673	48,406
Finance costs	-	-	-	(2,348)	(2,348)	(52)	(2,400)
Share of results of associates after tax & MI	33	-	2,512	-	2,545	-	2,545
Profit before taxation	37,164	5,600	(2,156)	6,322	46,930	1,621	48,551
Income tax expense	-	-	-	(15,173)	(15,173)	(524)	(15,697)
Minority interests	-	-	-	(926)	(926)	-	(926)
Net profit	37,164	5,600	(2,156)	(9,777)	30,831	1,097	31,928
Segment assets	250,737	54,941	60,477	-	366,155	60,856	427,011
Associates	2,453	-	7,412	-	9,865	-	9,865
Unallocated assets	-	-	-	717,245	717,245	8,953	726,198
Total assets	253,190	54,941	67,889	717,245	1,093,265	69,809	1,163,074
Segment liabilities	(503,773)	(17,330)	(206,323)	-	(727,426)	(11,034)	(738,460)
Unallocated liabilities	-	-	-	(200,394)	(200,394)	(64,254)	(264,648)
Total liabilities	(503,773)	(17,330)	(206,323)	(200,394)	(927,820)	(75,288)	(1,003,108)
Other segment items							
Capital expenditure	4,229	531	1,357	-	6,117	169	6,286
Depreciation, amortisation and impairment	(2,168)	(443)	(1,580)	-	(4,191)	(264)	(4,455)

4. Operating Profit

The following items have been charged/(credited) in arriving at operating profit:	6 months to 30th June 2007 £'000	6 months to 30th June 2006 £'000
Foreign exchange (gains)/losses:		
Fees and commissions	(4)	(89)
Other operating costs	(60)	294
	(64)	205
Amortisation of intangible assets:		
- Software costs	642	618
- Other intangible assets	218	287
Depreciation on property, plant and equipment	3,376	3,550
Total depreciation, amortisation and impairment charges	4,236	4,455
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	1,144	2,441
Profit on disposal of property, plant and equipment:	(28)	(38)
Available-for-sale financial assets		
- Fair value losses	(19)	160
- Gain on sale	(2)	-
	(21)	160
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	3,675	1,254
- included in premises costs	234	-
- included in other operating costs	231	725
	4,140	1,979
Sale of associate - Courcelles Participations (included in other operating costs)	(29,700)	-
Sale of Chicago operations - JLT Services Inc (included in other operating costs)	-	(3,454)
Total exceptional items	(25,560)	(1,475)

5. Income tax expense

	6 months to 30th June 2007 £'000	6 months to 30th June 2006 £'000
Current tax expense		
Current year	**6,031**	12,745
Over provided in prior years	**5**	(254)
	6,036	12,491
Deferred tax expense		
Origination and reversal of temporary differences	**5,425**	3,268
Reduction in tax rate	**682**	(2)
Benefit of tax losses recognised	**2,618**	213
Prior year losses now recognised	**14**	(273)
	8,739	3,206
Total income tax expense in income statement	**14,775**	15,697

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months to 30th June 2007 £'000	6 months to 30th June 2006 £'000
Profit before tax	**76,649**	48,551
Tax calculated at UK Corporation Tax rate of 30%	**22,968**	14,564
Non-deductible expenses	**1,152**	407
Book depreciation in excess of tax depreciation	**-**	3
Pensions	**-**	51
Share based payments	**565**	2,169
Other adjustments to taxable profit *	**(8,549)**	(915)
Adjustments to tax charge in respect of prior periods	**19**	71
Effect of UK and non-UK tax rate differences	**(1,533)**	101
Effect of reduction in UK tax rate	**675**	-
Tax on associates	**(522)**	(754)
Total income tax expense	**14,775**	15,697

* The other adjustments to taxable profit for 2007 relate to the gain realised on the disposal of the Group's investment in Courcelles Participations that is not subject to tax.

6. Dividends

	6 months to 30th June 2007 £'000	6 months to 30th June 2006 £'000
Final dividend in respect of 2006 of 12.0p per share (2005: 12.0p)	**25,493**	25,392
Less: adjustment in respect of dividends on lapsed LTIPs	**-**	(1,474)
	25,493	23,918

An interim dividend in respect of 2007 of 8.5p per share (2006: 8.5p) amounting to £18,283,000 (2006: £18,053,000) is payable on 8th October 2007 to shareholders who are registered at the close of business on 7th September 2007. This dividend will not be accounted for until it is paid. The ex-dividend date will be 5th September 2007.

7. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	6 months to 30th June 2007 No. of shares	6 months to 30th June 2006 No. of shares
Weighted average number of ordinary shares in issue	**214,745,107**	215,446,206
Effect of outstanding share options	**477,450**	234,610
Adjusted weighted average number of ordinary shares in issue	**215,222,557**	215,680,816

Earnings reconciliation	**£'000**	**Basic pence per share**	**Diluted pence per share**	£'000	Basic pence per share	Diluted pence per share
Underlying profit	**34,499**	**16.1**	**16.0**	30,197	14.0	14.0
Exceptional items	**25,560**			1,475		
Taxation credit/(charge) on exceptional items	**1,172**			(841)		
	26,732	**12.4**	**12.4**	634	0.3	0.3
Profit attributable to shareholders - continuing operations	**61,231**	**28.5**	**28.4**	30,831	14.3	14.3
Profit attributable to shareholders - discontinued operations	**-**	**-**	**-**	1,097	0.5	0.5
Profit attributable to shareholders	**61,231**	**28.5**	**28.4**	31,928	14.8	14.8

8. Available-for-sale financial assets

Available-for-sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

For the 6 months ended 30th June 2007	Other investments £'000	Investments & deposits £'000	Total £'000
At 1st January 2007	**2,481**	**13,231**	**15,712**
Exchange differences	68	323	391
Additions	226	8,527	8,753
Disposals	(53)	(9,128)	(9,181)
Revaluation deficit (included within equity)	(650)	(60)	(710)
At 30th June 2007	**2,072**	**12,893**	**14,965**
Analysis of available-for-sale financial assets			
Non-current	2,072	4,232	6,304
Current	-	8,661	**8,661**
At 30th June 2007	**2,072**	**12,893**	**14,965**
For the 6 months ended 30th June 2006			
At 1st January 2006	4,582	70,992	75,574
Exchange differences	(122)	(829)	(951)
Disposals	(13)	(49,863)	(49,876)
Revaluation surplus/(deficit) (included within equity)	(1,515)	86	(1,429)
At 30th June 2006	2,932	20,386	23,318
Analysis of available-for-sale financial assets			
Non-current	2,932	6,928	9,860
Current	-	13,458	13,458
At 30th June 2006	2,932	20,386	23,318

9. Derivative financial instruments

	30th June 2007		30th June 2006	
	Assets £'000	**Liabilities £'000**	Assets £'000	Liabilities £'000
Interest-rate swaps - cash flow hedges	-	**(979)**	-	(1,217)
Forward foreign exchange contracts - cash flow hedges	**7,592**	**(148)**	3,234	(452)
Total	**7,592**	**(1,127)**	3,234	(1,669)
Less non-current portion:				
Forward foreign exchange contracts - cash flow hedges	**948**	**(188)**	1,409	(5)
Current portion	**6,644**	**(939)**	1,825	(1,664)

9. Derivative financial instruments cont'd

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward rate agreements to manage the risks arising from variations in significant future currency cashflows and interest earnings that arise from movements in exchange and interest rates.

Derivative instruments purchased are primarily denominated in the currencies of the Group's main markets.

The fair value of financial derivatives based upon market values as at 30th June 2007 and designated as effective cash flow hedges was £6.5m and has been deferred in equity. Gains and losses arising on derivative financial instruments outstanding as at 30th June 2007 will be released to the income statement at various dates up to twenty four months from the balance sheet date. No material amounts were transferred to the income statement during the period in respect of the fair value of financial derivatives.

a) Forward Foreign Exchange Contracts

The Group's major currency transaction currency exposure arises in USD and the Group continues to adopt a prudent approach in actively managing this exposure. As at 30th June 2007 the Group had outstanding forward foreign exchange contracts, principally in USD, amounting to a principal value of £158,853,378 (2006: £128,835,720).

b) Interest Rate Swaps and Forward Rate Agreements

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates. The notional principal amounts of outstanding interest rate swaps and FRAs as at 30th June 2007 was USD 100,000,000 and GBP 50,000,000 (2006: USD 100,000,000 and GBP 50,000,000).

Interest rate hedges outstanding at 30th June 2007 have effective fixed interest rates, which hedge USD LIBOR at 4.6% and GBP LIBOR at 4.5% (2006: USD 4.6% and GBP 4.5%). The weighted average period to maturity is 9 months (2006: 21.7 months). These interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity.

c) Price risk

The Group does not have a material exposure to commodity price risk.

10. Trade and other receivables

Current receivables and prepayments	**As at 30th June 2007 £'000**	As at 30th June 2006 £'000
Trade receivables	**130,988**	126,270
Less: Provision for bad debt	**(14,361)**	(15,603)
Trade receivables - net	**116,627**	110,667
Other debtors	**53,534**	56,305
Prepayments	**14,123**	13,008
Trade and other receivables	**184,284**	179,980

11. Cash & Cash equivalents

	As at 30th June 2007 £'000	As at 30th June 2006 £'000
Cash at bank and in hand	79,579	87,223
Short term bank deposits	282,409	543,229
	361,988	630,452

The effective interest rate and average maturity in respect of short term deposits was 5.48%. These deposits have an average maturity of 8 days.

12. Trade and other payables

	As at 30th June 2007 £'000	As at 30th June 2006 £'000
Insurance creditors	318,880	425,913
Social security and other taxes	9,514	7,787
Other creditors	55,129	50,113
Accruals and deferred income	60,843	47,707
Trade and other payables	444,366	531,520

13. Retirement benefit obligations

The Group operates a number of pension schemes throughout the world, the most significant of which are of the defined benefit type and operate on a funded basis. The two principal pension schemes are the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

The charge for retirement benefit costs is as follows

	6 months ended 30th June 2007			6 months ended 30th June 2006		
	UK £'000	Overseas £'000	Total £'000	UK £'000	Overseas £'000	Total £'000
Defined benefit schemes	1,699	84	1,783	(7,154)	56	(7,098)
Defined contribution schemes	(4,325)	(3,344)	(7,669)	(1,523)	(3,374)	(4,897)
Loss before taxation	(2,626)	(3,260)	(5,886)	(8,677)	(3,318)	(11,995)

13. Retirement benefit obligations cont'd

	UK Scheme		US Scheme		Total	
	6 months ended 30th June 2007 £'000	6 months ended 30th June 2006 £'000	**6 months ended 30th June 2007 £'000**	6 months ended 30th June 2006 £'000	**6 months ended 30th June 2007 £'000**	6 months ended 30th June 2006 £'000
Service cost	-	(6,904)	-	-	-	(6,904)
Past service cost	-	-	-	-	-	-
Settlement/curtailment	-	-	-	-	-	-
Total (included within salaries and associated expenses)	-	(6,904)	-	-	-	(6,904)
Interest cost	(12.300)	(11,350)	842	687	(11,458)	(10,663)
Expected return on assets	13,999	11,100	(758)	(631)	13,241	10,469
Total (included within investment income/(finance costs)	1,699	(250)	84	56	1,783	(194)
Profit/(Loss) before taxation	**1,699**	**(7,154)**	**84**	**56**	**1,783**	**(7,098)**

The amounts disclosed in respect of both the UK and US defined benefit schemes ("the schemes") have been projected from previous valuations of the schemes. They do not represent the results of a full actuarial valuation. Since the publication of the Group's last Annual Report and Accounts, the Group has updated its assumptions in respect of the discount rate applicable to the UK scheme liabilities from 5.2% to 5.9% in line with current market trends. In addition the Group has adopted an increased assumption for life expectancy in respect of the UK scheme. The net effect of these changes in assumptions is a decrease in the net UK pension liability of £32.0 million. The amounts under IAS19 that have been recognised in the statement of recognised income and expense ("SORIE") in respect of the Schemes are set out below.

In previous years no interim valuation of either schemes assets or liabilities was carried out and, accordingly, no actuarial gain or loses were recognised in the SORIE.

	UK Scheme 6 months ended 30th June 2007 £'000	%	US Scheme 6 months ended 30th June 2006 £'000	%	Total £'000
Actual return less expected return on Scheme	(3,505)		189		(3,316)
% of period end market value of Scheme assets		(0.8%)		0.9%	
Experience gains and losses arising on Scheme liabilities (1)	-		-		-
% of period end present value of Scheme		-		-	-
Changes in assumptions underlying the present value of the Scheme liabilities	31,999		936		32,935
% of period end present value of Scheme		7.1%		3.6%	
Actuarial gain recognised in SORIE	**28,494**		**1,125**		**29,619**
% of period end present value of Scheme		**6.3%**		**4.4%**	

(1) calculation is only done as part of the year end valuation of the scheme

13. Retirement benefit obligations cont'd

	UK Scheme	US Scheme	Total
	2007	2007	2007
Defined benefit liability			
Present value of funded obligations	(448,282)	(25,503)	(473,785)
Fair value of plan assets	415,830	21,044	436,874
Net liability recognised in the balance sheet	**(32,452)**	**(4,459)**	**(36,911)**

	UK Scheme		US Scheme			Total
	2007	2006	2007	2006	2007	2006
Reconciliation of defined benefit liability						
Opening defined benefit liability	(93,645)	(145,837)	(6,170)	(7,354)	(99,815)	(153,191)
Exchange differences	-	-	110	354	110	354
Pension expense	1,699	(7,154)	84	56	1,783	(7,098)
Employer contributions	31,000	8,341	392	-	31,392	8,341
Total gains recognised in SORIE	28,494	-	1,125	-	29,619	-
Net liability recognised in the balance sheet	**(32,452)**	(144,650)	**(4,459)**	(6,944)	**(36,911)**	(151,594)

14. Provisions

	Property related provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2007	**9,308**	**28,390**	**4,759**	**736**	**43,193**
Exchange adjustment	(6)	5	7	-	6
Reclassification to current assets/liabilities	23	(23)	-	(9)	(9)
Adjustment to gross basis	-	(634)	-	-	(634)
Utilised in the period	(715)	(1,720)	(1,926)	(207)	(4,568)
Charged to the Income Statement	-	(806)	-	-	(806)
Interest charge	94	-	65	11	170
Acquisitions	-	-	(9)	-	(9)
At 30th June 2007	**8,704**	**25,212**	**2,896**	**531**	**37,343**

	Property related provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2006	10,147	35,538	11,986	956	58,627
Exchange adjustment	(36)	(34)	(412)	-	(482)
Reclassification from current assets/liabilities	(115)	-	-	-	(115)
Adjustment to gross basis	-	180	-	-	180
Utilised in the period	(2,090)	(596)	(2,041)	(34)	(4,761)
Charged to the Income Statement	-	931	-	-	931
Interest charge	122	-	108	12	242
Acquisitions	-	-	(95)	-	(95)
At 30th June 2006	8,028	36,019	9,546	934	54,527

14. Provisions cont'd

	As at 30th June 2007 £'000	As at 30th June 2006 £'000
Analysis of total provisions:		
Non-current - to be utilised in more than one year	**7,364**	6,411
Current - to be utilised within one year	**29,979**	48,116
	37,343	54,527

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting. Property provisions occur principally in the USA and UK and relate to a variety of lease commitments. The longest lease terms for each country are to 2014 and 2016 respectively.

Pension mis-selling provision

In previous years provision has been made in respect of claims for compensation against a Group subsidiary arising from the mis-selling of pension advice and pension products. The liability arising from this issue was satisfied during the previous year.

Litigation provisions

At any point in time the Group can be involved in a variety of litigation issues. A balance sheet provision is established in respect of such issues when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability. Where appropriate the Group also provides for the cost of defending or initiating such matters.

Where a litigation provision has been made it is stated gross of any third party recovery; all such recoveries are included as "Other debtors" within trade and other receivables. At 30th June 2007, in connection with certain litigation matters, the Group's litigation provisions include an amount of £9.6m (2006: £18.0m) to reflect this gross basis and the corresponding insurance recovery has been included within trade and other receivables. This presentation has had no effect on the Consolidated Income Statement for the period ended 30th June 2007 (2006: nil).

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

Represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The discount rate applied to each provision is appropriate to the nature of the provision and the location in which the liability occurs. The interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance costs" within the Consolidated Income Statement.

15. Changes in Shareholders' Funds

For the 6 months to 30th June 2007	Share capital £'000	Share premium £'000	Fair value & other reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' equity £'000
Balance at 1st January 2007	**10,634**	**74,568**	**6,998**	**(4,070)**	**73,140**	**161,270**
Actuarial gains recognised in post retirement benefit schemes	-	-	-	-	20,579	20,579
Fair value gains/(losses) net of tax						
- available-for-sale	-	-	(496)	-	-	(496)
- cashflow hedges	-	-	(1,201)	-	-	(1,201)
Currency translation differences	-	-	-	740	-	740
Net gains/(losses) recognised directly in equity	**-**	**-**	**(1,697)**	**740**	**20,579**	**19,622**
Net profit	-	-	-	-	61,231	61,231
Total recognised income and expense for the period	**-**	**-**	**(1,697)**	**740**	**81,810**	**80,853**
Dividends paid	-	-	-	-	(25,493)	(25,493)
Shares acquired by the Employee Benefit Trust	-	-	-	-	(4,827)	(4,827)
Reversal of amortisation in respect of share based payments	-	-	-	-	3,096	3,096
Issue of share capital	27	1,970	-	-	-	1,997
Balance at 30th June 2007	**10,661**	**76,538**	**5,301**	**(3,330)**	**127,726**	**216,896**

For the 6 months to 30th June 2006	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' funds £'000
Balance at 1st January 2006	10,615	73,370	433	6,229	57,978	148,625
Fair value gains/(losses) net of tax						
- available-for-sale	-	-	(1,009)	-	-	(1,009)
- cashflow hedges	-	-	3,102	-	-	3,102
Currency translation differences	-	-	-	(8,208)	-	(8,208)
	-	-				
Net gains/(losses) recognised directly in equity	-	-	2,093	(8,208)	-	(6,115)
Net profit	-	-	-	-	31,928	31,928
Total recognised income and expense for the period	-	-	2,093	(8,208)	31,928	25,813
Dividends paid	-	-	-	-	(24,413)	(24,413)
Reversal of amortisation in respect of share based payments	-	-	-	-	5,095	5,095
Issue of share capital	4	143	-	-	-	147
Balance at 30th June 2006	10,619	73,513	2,526	(1,979)	70,588	155,267

16. Qualifying Share Ownership Trust

During the period, the QUEST has allocated no ordinary shares to employees in satisfaction of options that have been exercised under the Jardine Lloyd Thompson Sharesave Schemes (2006: Nil).

17. Cash generated from operations

	6 months to 30 June 2007	6 months to 30 June 2006
Cash flows from Operating activities	**£'000**	£'000
Profit before taxation	**76,649**	48,551
Investment Income receivable	**(9,408)**	(8,879)
Interest payable on bank loans and finance leases	**1,871**	1,803
Fair value(gains)/ losses on financial instruments	**(18)**	160
Pension finance (income)/charge	**(1,783)**	194
Unwinding of provision discounting	**171**	243
Depreciation	**3,376**	3,550
Amortisation of intangible assets	**2,004**	3,346
Negative goodwill on acquisitions	**-**	(35)
Amortisation of share based payments	**3,096**	5,095
Amortisation of employee benefit trust	**449**	488
Profit on disposal of fixed asset investments	**(2)**	-
Profit on disposal of property, plant and equipment	**(28)**	(38)
Share of results of associates undertakings	**(1,742)**	(2,545)
Gain on disposal of associate investment	**(29,700)**	-
Non cash exceptional items	**2,370**	-
Increase in trade and other receivables	**(40,769)**	(25,709)
Decrease in trade and other payables - excluding insurance broking balances	**(2,068)**	(2,754)
Decrease in provisions for liabilities and charges	**(5,374)**	(3,830)
Decrease in retirement benefit obligation	**(31,392)**	(1,437)
Net cash (outflow)/inflow from operations	**(32,298)**	18,203

18. Business combinations

During the period the following acquisitions in new and additional investments in existing businesses were completed.

Acquisition of new businesses completed during the year	**Acquisition Date**	**Percentage voting rights acquired**	**Cost £'000**
Pavilion Insurance Network plc	May 07	100%	**7,048**
Acquisition of new businesses completed during the year	Jan - June 07	100%	**1,101**
Additional investments in existing businesses	Jan - June 07	-	**1,250**
			9,399

18. Business combinations cont'd

On 22nd May the Group's Offer for Pavilion Insurance Network PLC was declared unconditional and by 30th June 2007 has acquired 100% of the share capital. The acquired business contributed revenue of £235,000 and a net profit of £49,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2007, the contribution to Group revenue and net profit would have been £1,089,000 and a loss of £192,000 respectively.

	£'000
Purchase consideration:	
- cash paid	7,048
Total purchase consideration	7,048
Fair value of net assets acquired	2,115
Goodwill	4,933

The assets and liabilities arising from the acquisition were as follows:	Fair value £'000	Acquiree's carrying amount £'000
Intangible assets	1,000	1,000
Property plant and equipment	307	307
Trade and other receivables	1,046	1,046
Cash and cash equivalents	594	594
Insurance creditors	(832)	(832)
	2,115	2,115

	£'000
Purchase consideration settled in cash	7,048
Cash and cash equivalents in subsidiary acquired	(594)
Cash outflow on acquisition	6,454

As at 30th June 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

18. Business combinations cont'd

Other acquisitions and additional investment

	£'000
Purchase consideration	
- cash paid	2,351
Total purchase consideration	2,351
Fair value of net assets acquired	9
Goodwill	2,342

The assets and liabilities arising from all other acquisitions were as follows:	Fair value £'000	Acquiree's carrying amount £'000
Intangible assets	11	11
Property plant and equipment	88	88
Trade and other receivables	429	429
Cash and cash equivalents	4	4
Trade and other payables	(147)	(147)
Borrowings	(369)	(369)
Current taxation	(5)	(5)
Minority interests	(2)	(2)
	9	9

	£'000
Purchase consideration settled in cash	2,351
Cash and cash equivalents in subsidiary acquired	(4)
Cash outflow on acquisition	2,347

At 30th June 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

Group summary of the net assets acquired and goodwill:

	Pavilion £'000	Other £'000	Total £'000
Purchase consideration - cash paid	7,048	2,351	9,399
Fair value of net assets acquired	2,115	9	2,124
Goodwill	4,933	2,342	7,275

18. Business combinations cont'd

Business disposals

On 12th February 2007, the Group announced that following the merger of its French associate SIACI SA with Assurances et Conseils Saint-Honore it had disposed of its shareholding in Courcelles Participations (the holding company for SIACI SA) in exchange for cash and 20% shareholding in the new holding company of the merged entity, Newstone Courtage.

Under the terms of the transaction, JLT increased its direct shareholding in SIACI's businesses in Italy and Poland to 70%, and became a 62% shareholder in SIACI's business in Spain.

Due to the linked nature of these transactions the financial impact is detailed below as one transaction

Net assets acquired

Percentage acquired	**40% Italy £'000**	**20% Poland £'000**	**62% Spain £'000**	**Total £'000**
Intangible assets	114	-	-	114
Property plant and equipment	466	10	23	499
Trade and other receivables	4,360	220	520	5,100
Cash and cash equivalents	1,998	289	145	2,432
Insurance creditors	(1,774)	-	(462)	(2,236)
Trade and other payables	(1,748)	(53)	(28)	(1,829)
Borrowings	(5,249)	-	-	(5,249)
Current taxation	-	(4)	-	(4)
Deferred taxation	-	(22)	-	(22)
Minority interests	-	(106)	(61)	(167)
Net assets/(liabilities) as acquisition/disposal	(1,833)	334	137	(1,362)
Consideration - cash	655	255	428	1,338
Goodwill written off at acquisition	(2,488)	79	(291)	(2,700)

Investment sold	**Courcelles £'000**
Investment in associates	(8,234)
Consideration - cash	15,953
Consideration - shares	24,569
Exchange loss recycled from exchange reserves	112
Gain on disposal	32,400
Net gain on the transaction	29,700

19. The interim report will be posted to shareholders by 9th August 2007 and will be available to the public upon request to the Company Secretary at 6 Crutched Friars, London EC3N 2PH.

END